Michael Ray Galleries, GP Opening Day Balance Sheet as of December 1, 2017

"UNAUDITED"

ASSETS

Current Assets	
Cash on hand	$
Cash in the bank	$ 100
Accounts Receivable	$
Inventory and Supplies	$
Pre-paid Expenses	$
Other	$
Total	**$100**

Fixed Assets	
Machinery & Equipment	$
Furniture and Fixtures	$
Lease	$
Real Estate/Building	$
Other	$
Total	**$0**

Total Assets	**$100**

LIABLITIES

Current Liabilities	
Accounts Payable	$
Taxes	$
Salaries	$
Notes Payable	$
Interest Payable	$
Insurance	$
Current Portion of Long Term Debt	$
Other	$
Total	**$0**

Long Term Liabilities	
Bank Loans	$
Notes Payable to Stockholders	$
Other	$
Total	**$0**

Owners' Equity/Net Worth	
Invested	$ 100.00
Retained Earnings	$
Total	**$100**

Total Liabilities and Equity/Net Worth	**$100**